                                                                                                    Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES INDIA DEBUT WITH TWO JOINT
VENTURE PROJECTS

Tel Aviv, Israel, Feburary 26, 2007, Elbit Medical Imagining Ltd. (NASDAQ: EMITF) (“EMI” or the “Company”) has announced today that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (“Plaza Centers”), a leading emerging markets property developer, through its two wholly owned subsidiaries, acquired two joint venture projects in India.

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In the first transaction, Plaza Centers has acquired a 50 per cent stake in an Indian limited liability company (“JV1”), which owns the freehold of approximately fourteen acres of land situated in the Kharadi district of Pune, Maharashtra State, India. The remaining fifty per cent of the stake of JV1 is held by a leading property developer in Pune.

JV1 intends to develop its plot of land through the construction of a project totalling approximately 2.4 million sq ft (225,000 sq m) which will include:

▪	a shopping centre with a total area of approximately 1.3 million sq ft (approximately 120,000 sq m);
▪	an office complex measuring approximately 870,000 sq ft (approximately 81,000 sq m) and;
▪	a serviced apartment facility of approximately 260,000 sq ft (approximately 24,000 sq m).

The total investment in the project is anticipated to be approximately $175 million (approximately £90 million).

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In a second transaction, Plaza Centers has acquired a 100 per cent shareholding from EMI of a subsidiary company which holds a 50 per cent interest in another Indian private limited liability company (“JV2”). The remaining 50 per cent interest in JV2 is controlled by another of Pune’s leading property developers. Plaza Centers will repay EMI its original investment of Rs. 440,000,000 (approximately £5.1 million) in the project plus preliminary development costs which are not to exceed 5% of the investment.

JV2 owns a plot of land measuring approximately six acres located in Koregaon Park, an up-market area of Pune. JV2 plans to construct a mixed-use scheme with a total area of 1,180,000 sq ft (approximately 107,000 sq m) which will comprise:

▪	a shopping centre with an estimated area of 830,000 sq ft (approximately 75,500 sq m);

▪	an office building estimated at 350,000 sq ft (approximately 32,00 sq m).

The total investment in the project is expected to be approximately $90 million (approximately £46.2 million).

The Chairman of the Board of Directors of the Company, Mr. Mordechay Zisser, commented: “This year we are beginning our great voyage in India. We foresee that following our expertise and know how in emerging markets and based on our 10 year experience in central europe, to be in the same pace and rhythm in continuing our success”.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact

Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com